UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15605

EARTHLINK, INC.

(Exact name of registrant as specified in its charter)

1375 Peachtree St., Atlanta, Georgia 30309
(404) 815-0770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the EarthLink, Inc. 401(k) Plan and Common Stock, par value $0.01 per share, purchasable pursuant to the EarthLink, Inc. 401(k) Plan

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒*

* The EarthLink, Inc. 401(k) Plan has been amended to provide that employee salary deferral contributions may no longer be invested in the above-referenced employer securities. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and 11-K’s no longer need to be filed.

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, EarthLink, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EARTHLINK, INC.

Date:	June 4, 2008	By:	/s/ BRADLEY A. FERGUSON
Bradley A. Ferguson, VP and Corporate Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, the EarthLink, Inc. 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EARTHLINK, INC. 401(K) PLAN

Date:	June 4, 2008	By:	/s/ STACIE S. HAGAN
Stacie S. Hagan, administrator of the EarthLink, Inc. 401(k) Plan

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.